

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

<u>Via U.S. Mail</u>
Stewart Irvine
President
Imogo Mobile Technologies Corp.
100-40 Lake Bellevue Dr.
Bellevue, WA 98005

   Re: **Imogo Mobile Technologies Corp.**
       Am. No. 1 to Form 10-K for the fiscal year ended November 30, 2012
       Filed April 1, 2013
       Form 10-Q for the period ended August 31, 2013
       Filed October 21, 2013
       File No. 000-51976

Dear Mr. Irvine:

  We issued comments on the above captioned filings on November 15, 2013. On June 12, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

         Sincerely,

         /s/ Jennifer Thompson

         Jennifer Thompson
         Accounting Branch Chief